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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

24/7 REAL MEDIA, INC.

(Name of Subject Company)

24/7 REAL MEDIA, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

901314203

(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.
Ori Solomon, Esq.
Proskauer Rose, LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

i

ITEM 1.    SUBJECT COMPANY INFORMATION

        The name of the subject company is 24/7 Real Media, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 132 West 31st Street, 9th Floor, New York, New York 10001, and the telephone number of the Company's principal executive offices is (212) 231-7100.

        The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.01 per share, of the Company (the "Shares"). As of the close of business on April 30, 2007, the number of issued and outstanding Shares was 51,367,238.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

        The filing person is the Company. The name, business address and business telephone number of the Company are set forth in "Item 1. Subject Company Information." Information about the Offer (as defined below), this Schedule 14D-9, the Information Statement, and related materials with respect to the Offer, may be found on the Company's website at www.247realmedia.com or on WPP Group plc's website at www.wpp.com.

        This Schedule 14D-9 relates to the tender offer by WPP Group plc, a United Kingdom public limited company ("WPP"), through its indirect wholly-owned subsidiary, TS Transaction, Inc., a Delaware corporation (the "Purchaser"), to acquire all of the outstanding Shares in exchange for $11.75 net to the sellers in cash without interest per Share (such amount, or any different amount per Share offered pursuant to the Offer, the "Offer Price"), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase dated May 31, 2007 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer") contained in the Schedule TO filed by WPP and Purchaser (the "Schedule TO") with the Securities and Exchange Commission (the "SEC") on May 31, 2007. The Offer to Purchase and Letter of Transmittal are being mailed with this Schedule 14D-9, are filed herewith as Exhibits (a)(1) and (a)(2) and are incorporated herein by reference.

        The Offer is being made in connection with the Agreement and Plan of Merger, dated as of May 17, 2007, among Purchaser, WPP, and the Company (as may be amended from time to time, the "Merger Agreement"), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge (the "Merger") with and into the Company and the Company will be the surviving company (the "Surviving Company").

        At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger will automatically be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the "Merger Consideration"), other than (i) Shares that are owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL"); (ii) Shares held by the Company as treasury stock or by any wholly-owned subsidiary of the Company, which will be cancelled; (iii) Shares owned by WPP or Purchaser or any other wholly-owned subsidiary of WPP, which will be cancelled; (iv) restricted Shares outstanding at the effective time of the Merger and owned by a person whose primary place of residence or employment with the Company or any of its subsidiaries is in Austria, Belgium, Denmark, Eire Island, Finland, France, Germany, Greece, Italy, Luxemburg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom (a "European Person"), which restricted Shares will be converted into restricted WPP ordinary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement); and (v) restricted Shares outstanding at the effective time of the Merger and owned by a person other than a European Person, which restricted Shares will be converted into restricted WPP American depositary shares having a value equal to the Offer Price (determined in accordance with the Merger Agreement).

        The summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 15, respectively, of the Offer to Purchase, which is filed as Exhibit (a)(1) to the Schedule TO, are qualified in their entirety by reference to the Merger Agreement, which has been filed herewith as Exhibit (e)(1) hereto and is incorporated herein by reference.

        As set forth in the Schedule TO, the principal offices of Purchaser are located at the principal executive offices of WPP and its telephone number is that of WPP. WPP's principal executive offices are located at 27 Farm Street, London W1J 5RJ, and its telephone number is +44 (0) 20 7408 2204.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        In considering the recommendation of the Board of Directors of the Company (the "Company Board") with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described below and in the information contained in Section 10—"Background of the Offer; Contacts with the Company," Section 11—"Transaction Documents" and Section 12—"Purpose of the Offer; Plans for the Company" of the Offer to Purchase and in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex A to this Schedule 14D-9, each of which is incorporated herein by reference, which may present them with certain potential conflicts of interest.

        The Company Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in "Item 4. The Solicitation or Recommendation—Reasons for the Board's Recommendation."

  Treatment of Stock Options, Restricted Shares and Warrants

        At the effective time of the Merger, each option to purchase Shares (collectively, the "Company Stock Options") under any stock option or equity compensation plan or agreement (collectively, the "Company Stock Plans") that is neither vested nor exercisable and is outstanding immediately prior to the effective time of the Merger will cease to represent the right to acquire Shares and (i) such unvested Company Stock Options held by a European Person ("Europe Company Stock Options") will be converted automatically into options to acquire WPP ordinary shares as provided below and (ii) such unvested Company Stock Options held by persons other than European Persons ("Non-Europe Company Stock Options") will be converted automatically into options to acquire WPP American depositary shares as provided below. WPP will assume each such Company Stock Option on substantially the same terms and conditions as were applicable to that Company Stock Option (including the vesting schedule and any acceleration of vesting pursuant to any Company employee plan as in effect on May 17, 2007).

        From and after the effective time of the Merger, the number of WPP ordinary shares purchasable upon exercise of each outstanding Europe Company Stock Option will equal five times (i) the product of (x) the number of Shares subject to the Europe Company Stock Option on the date of the effective time of the Merger and (y) the Merger Consideration, divided by (ii) the WPP Volume Weighted Average Price (as defined below). However, any fractional shares resulting from this calculation will be rounded down to the nearest whole WPP ordinary share. The exercise price per WPP ordinary share under each Europe Company Stock Option will equal (i) the exercise price per Share at which the Europe Company Stock Option was exercisable immediately prior to the effective time of the Merger, divided by (ii) five times the quotient obtained by dividing (x) the Merger Consideration by (y) the WPP Volume Weighted Average Price, rounded up to the nearest whole cent.

        From and after the effective time of the Merger, the number of WPP American depositary shares purchasable upon exercise of each outstanding Non-Europe Company Stock Option will equal (i) the product of (x) the number of Shares subject to the Non-Europe Company Stock Option on the date of the effective time of the Merger and (y) the Merger Consideration, divided by (ii) the WPP Volume Weighted Average Price. Any fractional share resulting from this calculation will be rounded down to the nearest whole WPP American depositary share. The exercise price per WPP American depositary share under each Non-Europe Company Stock Option will equal (i) the exercise price per Share at which the Non-Europe Company Stock Option was exercisable immediately prior to the effective time of the Merger, divided by (ii) the quotient obtained by dividing (x) the Merger Consideration by (y) the WPP Volume Weighted Average Price, rounded up to the nearest whole cent.

        As soon as reasonably practicable following the effective time of the Merger, and in no event later than fifteen business days after the effective time of the Merger, WPP will deliver to each holder of an assumed Company Stock Option an appropriate notice describing the terms of the assumption and conversion of the Company Stock Options. This assumption and conversion of the Company Stock Options, to the extent reasonably practicable, will conform to the requirements of Section 409A of the Internal Revenue Code, as amended (the "Code") and, with respect to any Company Stock Option that is an incentive stock option (within the meaning of Section 422 of the Code) immediately prior to the effective time of the Merger, Section 424(a) of the Code. "WPP Volume Weighted Average Price" means the volume weighted average price of a WPP American depositary share on the Nasdaq for the ten trading days immediately preceding the effective time of the Merger.

        Effective as of the effective time of the Merger, by virtue of the Merger, each Company Stock Option that is vested, exercisable and outstanding immediately prior to the effective time of the Merger will be canceled and each holder will be paid for each vested Company Stock Option an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the exercise price of the Company Stock Option by (ii) the number of Shares the holder could have purchased had the holder exercised his or her option in full by payment of the exercise price in cash immediately prior to the effective time of the Merger. WPP and the Company will use their reasonable best efforts to provide the cash payments as soon as practicable, but within fifteen business days following the effective time of the Merger.

        Effective as of the effective time of the Merger, by virtue of the Merger, each restricted Share of the Company (each a "Company Restricted Share") outstanding immediately prior to the effective time of the Merger will be converted automatically into (i) with respect to Company Restricted Shares held by a European Person, that number of restricted WPP ordinary shares ("WPP Restricted Ordinary Shares") equal to five times (x) the Merger Consideration, divided by (y) the WPP Volume Weighted Average Price (rounded down to the nearest whole share); or (ii) with respect to a Company Restricted Share held by a person other than a European Person, that number of restricted WPP American depositary shares ("WPP Restricted Depositary Shares") equal to the (x) the Merger Consideration, divided by (y) the WPP Volume Weighted Average Price (rounded down to the nearest whole share). Each WPP Restricted Ordinary Share and WPP Restricted Depositary Share will remain subject to the same terms and conditions as were applicable to the Company Restricted Share from which it was converted (including vesting schedule and any acceleration of vesting pursuant to any Company employee plan as in effect on May 17, 2007) and will bear a legend containing the same restrictions on transferability.

        WPP is required by the Merger Agreement to take all actions necessary for the assumption of Company Stock Options and the provision of WPP Restricted Ordinary Shares or WPP Restricted Depositary Shares, including the reservation and listing of WPP American depositary shares as is necessary to effectuate the proposed transactions. WPP will file with the SEC a registration statement on an appropriate form or a post-effective amendment to a previously filed registration statement under the Securities Act of 1933, as amended, with respect to the WPP American depositary shares underlying the Non-Europe Company Stock Options and with respect to the WPP Restricted Depositary Shares promptly following the effective time of the Merger (and in no event later than fifteen business days after the effective time of the Merger). WPP will use reasonable best efforts to maintain the effectiveness of this registration statement for so long as the Non-Europe Company Stock Options and WPP Restricted Depositary Shares remain outstanding.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  Employment Agreements

        Currently, certain of the Company's executive officers are party to employment agreements that provide for severance benefits upon termination of employment by the Company without Cause (as defined below). David J. Moore, the Chairman and Chief Executive Officer of the Company, would receive one year of base salary (payable in the form of salary continuation), one year of medical and dental coverage and a prorated portion of his target bonus for the year of termination, along with a lump sum payment equal to 50% of his target bonus for the year of termination. Jonathan K. Hsu, the Chief Operating/Financial Officer of the Company, would receive nine months of base salary (payable in the form of salary continuation), nine months of medical and dental coverage and a prorated portion of his target bonus for the year of termination, along with a lump sum payment equal to 100% of his target bonus for the year of termination. Oleg Vishnepolsky, the Chief Technology Officer of the Company, would receive three months of base salary (payable in the form of salary continuation) and three months of medical and dental coverage and a prorated portion of his target bonus for the year of termination. In addition, pursuant to the terms of the Company's incentive compensation arrangements, all of Mr. Moore's, Mr. Hsu's and Mr. Vishnepolsky's unvested Company Stock Options and Company Restricted Shares would have vested in the event of a termination by the Company without Cause or by the officer for Good Reason (as defined below) within two years following a change of control. The vesting of these Company Stock Options and the lapsing of restrictions on these Company Restricted Shares will, following the Merger, be governed by the terms of new employment agreements entered into in connection with the Merger and described below.

        In connection with the execution of the Merger Agreement, the Company entered into new employment agreements (the "Agreements") with David J. Moore, Jonathan K. Hsu and Oleg Vishnepolsky (collectively, the "Executives"). In the event that the Merger Agreement is terminated, each of the Agreements becomes null and void.

        The Agreements are each for an initial term commencing as of the effective time of the Merger and expiring on the first anniversary of the effective time of the Merger. During the 12 month period following such initial term, the term of each Executive's employment by the Company automatically continues unless terminated by either the Company or the Executive upon six months notice, and subsequent to the 12 month period following the initial term, the term of each Executive's employment automatically continues unless terminated by either the Company or the Executive upon three months notice. Notice may not be given prior to the expiration of the initial term.

        In each Agreement, the Executives acknowledged and agreed that their unvested Company Stock Options will not vest and restrictions on Company Restricted Shares will not lapse on a change of control (i.e., on the consummation of the Offer or the Merger). However, such Company Stock Options will vest and the restrictions on Company Restricted Shares will lapse upon a termination of employment by the Company without Cause or by the Executive for Good Reason within the first two years of the term or due to death or Disability. The definitions of "Cause", "Good Reason" and "Disability" for purposes of determining whether such unvested Company Stock Options will vest and the restrictions on such Company Restricted Shares will lapse are contained in the Agreement for each Executive and are described below.

        Pursuant to Mr. Moore's Agreement, Mr. Moore shall be employed in the position of Chief Executive Officer of the Company, will receive a base salary of $300,000 per annum (unchanged from Mr. Moore's current salary) and will be eligible to receive bonus compensation based on achieving targeted Company objectives as outlined in his Agreement. During the term of Mr. Moore's Agreement, he is entitled to participate in the WPP Restricted Stock Plan and to receive an annual grant of restricted stock, in the discretion of the WPP Compensation Committee and subject to the terms of such plan.

        Pursuant to Mr. Hsu's Agreement, Mr. Hsu shall be employed in the position of Chief Operating/Financial Officer of the Company, will receive a base salary of $275,000 per annum (unchanged from Mr. Hsu's current salary) and will be eligible to receive bonus compensation based on achieving targeted Company objectives as outlined in his Agreement. During the term of Mr. Hsu's Agreement, he is entitled to participate in the WPP Restricted Stock Plan and to receive an annual grant of restricted stock, in the discretion of the WPP Compensation Committee and subject to the terms of such plan. On the first date following the effective time of the Merger that WPP grants restricted stock to its employees generally, Mr. Hsu shall be granted restricted stock with a market value on the date of grant of $125,000, which shall vest in two equal installments on the first and second anniversary of the effective time of the Merger. In addition, within 30 days following the effective time of the Merger, the Company is required to pay to Mr. Hsu a cash bonus of $125,000.

        Pursuant to Mr. Vishnepolsky's Agreement, Mr. Vishnepolsky shall be employed in the position of Chief Technology Officer of the Company, will receive a base salary of $250,000 per annum (increased from his current salary of $200,000) and will be eligible to receive bonus compensation based on achieving certain technology development objectives as outlined in his Agreement. During the term of Mr. Vishnepolsky's Agreement, he is entitled to participate in the WPP Restricted Stock Plan and to receive an annual grant of restricted stock, in the discretion of the WPP Compensation Committee and subject to the terms of such plan.

        In the event of termination of the Executive's employment by the Company without Cause, by the Executive for Good Reason or due to Disability (each as defined in the applicable Agreement and described below) or the Executive's death, the Executive (or his legal representative, as applicable) shall be entitled to continue to receive from the Company (i) severance in the form of his applicable salary when otherwise payable during the period commencing on the day after termination and ending (A) in the case of Mr. Moore and Mr. Hsu, on the first anniversary of termination, and (B) in the case of Mr. Vishnepolsky, on the date that is six months after termination, provided, in each case, that such salary shall be offset by disability benefits following a termination for Disability, (ii) a pro rata portion of any bonus to which he was entitled, (iii) continued participation in certain welfare benefit plans on the same basis as an active employee until the earlier of (1) in the case of Mr. Moore, 18 months, in the case of Mr. Hsu, 12 months, and in the case of Mr. Vishnepolsky, six months, from the termination date, and (2) the date such coverage is obtained from a subsequent employer, and (iv) outplacement services for three months. Additionally, if such termination is during the first two years of the term, then (x) restrictions on each share of Company Restricted Shares held by the Executive that were rolled over into WPP restricted stock will lapse and any unvested Company Stock Options held by the Executive that were rolled over into WPP stock options will vest, and (y) Mr. Moore and Mr. Hsu will also receive a lump sum payment equal to his then applicable annual salary. All severance payments are subject to the execution of a release, and any payment required to be made to an Executive as a result of termination of employment shall be paid subject to any delay required by Section 409A of the Code.

        "Cause" is defined as: (i) repeated refusal or willful failure to perform principal duties and responsibilities, (ii) willful misappropriation of funds or property of the Company, (iii) use of alcohol or illegal drugs which interfere with the Executive's obligations under the Agreement, (iv) conviction in a court of law for, or the entering a plea of guilty or no contest to, a felony or any crime involving moral turpitude, fraud, dishonesty or theft, (v) willful material nonconformance with the Company's written policies against racial or sexual discrimination or harassment, (vi) commission of any willful act which materially injures or could reasonably be expected to materially injure the reputation, business or business relationships of the Company or its affiliates, (vii) a material breach of the restrictive covenant undertakings contained in the Agreement, or (viii) any other willful and material breach of the terms of the Agreement. Clauses (i), (v), (vii) and (viii) of Cause provide the Executive the opportunity to cure the applicable breach (if such breach is capable of being cured).

        "Good Reason" is defined as: (i) material reduction in title or duties and responsibilities or the assignment of duties materially inconsistent with such title or duties and responsibilities, (ii) reduction in salary or the target bonus amount for the 2007 calendar year or failure to pay any amounts due under the Agreement, (iii) relocation, without consent, of the Executive's principal place of employment to a location that is more than 25 miles from the Company's current offices in New York City, (iv) failure of the Company to obtain an assumption of the Agreement from a successor to all or substantially all of the assets or business of the Company, or (v) any other material breach of the terms of the Agreement. The change in the Company's status from an independent public company to a subsidiary of WPP in connection with the Merger, and the corresponding change in the Executive's duties and responsibilities, will not constitute Good Reason. Clauses (i), (ii) and (v) of Good Reason provide the Company the opportunity to cure the applicable breach (if such breach is capable of being cured).

        "Disability" is defined as the applicable Executive's inability to perform his duties by virtue of illness or physical or mental incapacity or disability in substantially the manner and to the extent required under his Agreement prior to the commencement of such disability for a period of 120 days or more, whether or not continuous, in any continuous period of 180 days.

        While employed by the Company and for one year following termination, the Executives are bound by non-competition covenants. The Company is entitled to extend the duration of such non-competition covenants for Mr. Moore and Mr. Hsu, in the Company's sole discretion, until a date no later than the second anniversary of the termination date, provided that the Company pays such Executive his base salary, as in effect on the termination date, during such extended period. While employed by the Company and for two years following termination, the Executives are bound by non-solicitation, non-hire and non-servicing covenants. The Executives are bound by confidentiality obligations indefinitely and each Executive is required to disclose to the Company all inventions and technical innovations which relate to the Company's business and all such intellectual property will be the sole property of the Company.

  Indemnification of Directors and Officers; Directors' and Officers' Insurance

        The Merger Agreement provides that Purchaser and the Surviving Company will, after the acceptance for payment of Shares pursuant to the Merger until the sixth anniversary of the effective time of the Merger, indemnify and hold harmless each person who, prior to and as of May 17, 2007, was a director or officer of the Company or any of its subsidiaries, or was party to an indemnification agreement (an "Indemnified Person") in respect of acts or omissions occurring at or prior to the effective time of the Merger, including acts or omissions in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, to the fullest extent permitted by the DGCL and any other applicable law or provided under the Company's certificate of incorporation and bylaws in effect on May 17, 2007.

        The Surviving Company will either (i) maintain in effect for six years from the effective time of the Merger, at no expense to the beneficiaries, the current policies of the directors' and officers' liability insurance maintained by the Company (the "Current D&O Insurance") with respect to matters existing or occurring at or prior to the effective time of the Merger, including the transactions contemplated by the Merger Agreement, so long as the annual premium for this policy would not be in excess of 300% of the last annual premium paid prior to the effective time of the Merger (this 300%, the "Maximum Premium") or (ii) purchase a six year extended reporting period endorsement with respect to the Current D&O Insurance (a "Reporting Tail Endorsement") and maintain this endorsement for its full term. If the Company's existing insurance expires, is terminated or canceled during the six-year period or exceeds the Maximum Premium, the Surviving Company will obtain as much directors' and officers' liability insurance as can be obtained for the remainder of this period for an annualized premium not in excess of the Maximum Premium, on terms and conditions no less advantageous to the Indemnified Persons than the Current D&O Insurance. Finally, the Company may, prior to the effective time of the Merger, purchase a Reporting Tail Endorsement. The Company may not pay more than six times the Maximum Premium for the Reporting Tail Endorsement.

        For six years after the effective time of the Merger, the Surviving Company will maintain the same provisions in its certificate of incorporation and bylaws as are currently in the Company's certificate of incorporation and bylaws regarding indemnification, advancement of expenses and exculpation of Indemnified Persons with respect to the facts or circumstances occurring at or prior to the effective time of the Merger, to the fullest extent permitted under DGCL, without amendment except as required by any applicable law or to enlarge the scope of the indemnification rights provided.

        The Surviving Company will pay on an as-incurred basis the fees and expenses of any Indemnified Person, including the reasonable fees and expenses of counsel, in advance of the final disposition of any proceeding or investigation that is the subject of the right to indemnification, upon ten business days of receipt by the Surviving Company of a request for payment of fees and expenses. However the Indemnified Person must undertake in writing to reimburse the Surviving Company for all amounts so advanced if a court of competent jurisdiction determines, by a final, nonappealable order, that the Indemnified Person is not entitled to indemnification.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

  Board Designees

        The Merger Agreement provides that, effective upon the acceptance for payment of any Shares pursuant to the Offer and subject to Section 14(f) of the Exchange Act and Rule 14f-1, WPP will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board, giving effect to the election of any additional directors, and (ii) the percentage that the number of Shares beneficially owned by WPP or Purchaser, including Shares accepted for payment, bears to the total number of Shares outstanding. The Company will use reasonable best efforts to cause WPP's designees to be elected or appointed to the Company Board, including increasing the number of directors and seeking and accepting resignations of incumbent directors. Moreover, the Company will use reasonable best efforts to cause individuals designated by WPP to constitute the number of members, rounded up to the next whole number, on each committee of the Company Board, each board of directors of each subsidiary of the Company, and each committee of the board of each subsidiary, that represents the same percentage as the individuals represent on the Company Board, in each case to the fullest extent permitted by applicable law.

        Following the election or appointment of WPP's designees and until the effective time of the Merger, the approval of a majority of the directors of the Company then in office who were not designated by WPP (the "Continuing Directors"), or the approval of the sole Continuing Director if there is only one Continuing Director, will be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement, including any decrease in or change of form of the Merger Consideration, any extension of time for performance of any obligation or action under the Merger Agreement by WPP or Purchaser, any waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of the Company, and any amendment or change to the terms or conditions of employees of the Company who remain employed after the effective time of the Merger. Following the election or appointment of WPP's designees and until the effective time of the Merger, any actions with respect to the enforcement of the Merger Agreement by the Company will be effected only by the action of a majority of the Continuing Directors, or the approval of the sole Continuing Director, if there is only one Continuing Director.

        The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

        WPP intends to designate representatives to the Company Board from among the directors and officers of the Purchaser and WPP. Background information on these individuals is found on Annex A to this Schedule 14D-9.

  Confidentiality Agreement

        On April 17, 2007, the Company and WPP entered into a confidentiality agreement (the "Confidentiality Agreement") to facilitate the mutual sharing of information in order to allow WPP and the Company to evaluate a potential transaction. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is included as Exhibit (e)(2) and is incorporated herein by reference.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

  The Board's Recommendation

        The Company Board unanimously adopted resolutions which, among other things (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that holders of Shares tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. A letter to the Company's stockholders communicating the recommendation of the Company Board is filed herewith as Exhibit (a)(3) to this Schedule 14D-9 and is incorporated herein by reference.

  Background for the Board's Recommendation

        From time to time, the Company's management and the Company Board have evaluated different strategies for enhancing stockholder value and enhancing the Company's leadership position in the online advertising services industry. As part of these evaluations, the Company has, from time to time, considered various strategic alternatives, including acquisitions, investments and business combinations, and management and the Company Board have consulted with various investment banks about possible alternatives.

        At a regularly scheduled meeting of the Company Board on February 27, 2007, Lehman Brothers Inc. ("Lehman Brothers") discussed the current marketplace, and several members of management expressed the view that 2007 could be a year of substantial consolidation in the sector. The Company Board instructed David J. Moore, Chairman and Chief Executive Officer of the Company, and Jonathan Hsu, Chief Operating Officer and Chief Financial Officer of the Company, to make initial contacts with several of the Company's primary competitors to preliminarily assess their possible interest in merger discussions.

        In addition, in March 2007, a number of third parties contacted the Company's management expressing varying levels of interest in potentially acquiring the Company. During the month of March, members of the Company's management met in person or via telephone with representatives of four companies who expressed an interest in potentially acquiring the Company, and held one or more follow-up meetings with each of these parties. In each of these meetings, the Company's management made a presentation based on publicly available information. The Company's management regularly updated the Company Board regarding these inquiries and meetings and the level of interest received. Management began to confer with Lehman Brothers on a regular basis, and, based on the level of third party interest in the Company, management officially engaged Lehman Brothers to provide financial advisory services on March 29, 2007. The engagement letter authorized Lehman Brothers to, among other things, make informal inquiries of third parties about a possible interest in potentially acquiring the Company.

        Based on the interest received by both management and Lehman Brothers from potential acquirers, at a special meeting of the Company Board held on April 6, 2007, the Company Board decided to establish a formal process for the purpose of evaluating the Company's strategic alternatives, including the possible sale of the Company (a "Possible Transaction"), and to solicit proposals from, and engage in negotiations with, third parties regarding a Possible Transaction. The Company Board directed that the process should be conducted in a confidential and expeditious manner, to minimize any disruption of the Company's operations. The Company Board engaged Proskauer Rose LLP ("Proskauer") as outside legal counsel and ratified the engagement letter with Lehman Brothers dated March 29, 2007 and Lehman Brothers' engagement as the Company's financial advisor. The Company Board authorized Lehman Brothers to formally approach strategic parties and private equity investors on a list that had been developed with the input of the Company Board, Company management and Lehman Brothers, including the parties with whom the management team or Lehman Brothers had held informal discussions in March. The Company Board also agreed to hold a regular weekly update meeting with management, Lehman Brothers and Proskauer, in addition to other meetings to be scheduled as needed.

        Pursuant to the Company Board's request, Lehman Brothers initially contacted 23 parties. Of the 23 parties contacted, 20 were strategic parties and 3 were private equity parties.

        Between March 2007 and April 2007, the Company negotiated and entered into confidentiality agreements with 13 parties, including WPP (the confidentiality agreement between the Company and WPP was dated April 17, 2007).

        Between March 6, 2007 and April 23, 2007, members of the Company's management and representatives from Lehman Brothers conducted initial meetings with 12 parties, including a meeting on April 19, 2007 with representatives from WPP and WPP's financial advisor, Goldman, Sachs & Co. ("Goldman Sachs"). Of these 12 parties, ten were strategic parties and two were private equity firms. During each of these initial meetings, management provided a detailed presentation of the Company's business. The members of the Company's management who participated in these initial meetings were Mr. Moore and Mr. Hsu.

        On April 13, 2007, Google Inc. announced an agreement to acquire DoubleClick Inc., which competes directly with the Company in numerous respects. Mr. Moore communicated with a substantial number of parties about this announcement.

        At an April 13, 2007 telephonic meeting of the Company Board, Lehman Brothers provided an update to the Company Board, management and Proskauer on the status of the process.

        On April 15, 2007 Sir Martin Sorrell, Chief Executive Officer of WPP, contacted Mr. David Moore, Chairman and Chief Executive Officer of the Company, to explore a possible transaction with WPP. Mr. Moore indicated that the Company had retained Lehman Brothers as its financial advisors and Proskauer as its legal advisors to assist the Company Board with its decision to explore strategic alternatives to enhance stockholder value. Mr. Moore provided Sir Martin with the name of the lead banker at Lehman Brothers who was handling the sale process. The Company and WPP had been engaged in discussions about a potential joint venture in 2006. These conversations had continued on a periodic basis and ended before any agreement was reached.

        On April 16, 2007, Lehman Brothers received indications of interest from two parties, not including WPP. A third party indicated an interest in exploring a transaction other than a full acquisition.

        A fourth party, who Lehman Brothers had been in touch with in March, contacted Lehman Brothers on April 19 to express a renewed interest based on recent industry developments.

        Beginning on April 17, 2007, the Company provided selected interested parties with access to detailed financial, operating and other non-public information about the Company.

        On April 19 and 20, 2007, a letter was sent to each of six potential acquirers, including WPP, providing instructions for submitting final bids by 5:00 p.m., eastern time, on April 23, 2007.

        On April 20, 2007, a telephonic meeting of the Company Board was held, during which time Lehman Brothers provided the Company Board with an update on the process and the expected timeline for the submission of final bids from interested parties.

        On Sunday, April 22, 2007, members of Company management held a lengthy meeting with the party that had expressed renewed interest on April 19. On Tuesday, April 24, 2007, this party advised Lehman Brothers that it did not intend to submit a bid to acquire the Company.

        On April 23, 2007, final bids were received from two parties, including WPP. WPP submitted a bid of $11.75 per share in cash, which was subject to the completion of targeted due diligence, satisfactory negotiation of employment agreements with key members of Company management, and final approval from the Board of Directors of WPP. The other bid, from a potential strategic acquirer, was valued at a lower value and was half in cash and half in stock of the bidder.

        At a telephonic meeting of the Company Board held on April 25, 2007, representatives from Lehman Brothers provided a summary of the two final bids received, and expressed their firm opinion that the lower bidder was very unlikely to increase its bid to the level of the higher bid. Also present at this meeting were representatives from Proskauer.

        On April 25, 2007, the Company informed WPP that it was a finalist in the auction process. An initial draft of the Merger Agreement prepared by Proskauer was distributed to WPP and its representatives on April 26, 2007.

        Due diligence meetings between the Company's management and representatives from WPP, together with representatives from Lehman Brothers and Goldman Sachs, were held on April 27 and April 29, 2007 at the offices of Lehman Brothers in New York City.

        On April 29, 2007, WPP sent Proskauer a revised draft of the Merger Agreement.

        At a regularly scheduled meeting of the Company Board held on May 1, 2007, the Company's management and representatives of Lehman Brothers provided the Company Board with an update on the potential sale of the Company. In addition, Mr. Moore and Mr. Hsu each offered his views on the long-term prospects of the Company as an independent company and the risks associated with executing the Company's long-term strategy as a standalone public company.

        From May 2, 2007 through May 17, 2007, representatives from Proskauer and Fried, Frank, Harris, Shriver & Jacobson LLP ("Fried Frank"), WPP's outside counsel, continued negotiating various provisions in the draft merger agreement and revised drafts of the disclosure schedules were distributed. In addition, during this period, WPP provided the Executives with draft employment agreements that would take effect upon a closing of the acquisition. WPP and the Executives then negotiated the final terms of these agreements directly with separate counsel for such Executives.

        On May 3, 2007, Sir Martin, Mr. Moore, Mr. Hsu and their respective advisors attended a lunch at which the timing of the transaction and current and future plans for the business of the Company was discussed.

        At a telephonic meeting of the Company Board held on May 4, 2007, the Company's management provided the Company Board with an update on the potential sale of the Company.

        Additional due diligence meetings between the Company's management and representatives from WPP, together with representatives from Lehman Brothers and Goldman Sachs, were held on May 3 and May 4, 2007 at the offices of Lehman Brothers in New York City.

        The Company Board held telephonic meetings on each of May 6, 2007, May 7, May 8 and May 9, at which the Company's management, and representatives of Lehman Brothers and Proskauer provided the Company Board with updates on the potential sale of the Company.

        On May 9, 2007, the Company reported its financial results for the first quarter of 2007. In its press release announcing the earnings, the Company also announced that it had engaged Lehman Brothers to assist it in the evaluation of strategic alternatives.

        On May 9, 2007, Fried Frank and Proskauer contacted Millennium Group which is the beneficial owner of a 2% subordinated convertible debenture issued by the Company in September 2003 and due September 2009, with an aggregate principal face amount of $15.0 million to discuss the repurchase of the debenture by the Company. The Company offered to purchase the debenture simultaneously with the closing of the Merger. On May 10, 2007, Millennium Group agreed to sell the debenture to the Company for $20.75 million, subject to certain adjustments, simultaneously with the closing of the Merger.

        On May 14, 2007, the Company Board met telephonically to formally consider the proposed acquisition of the Company by WPP. Also in attendance were members of the Company management team and representatives from Lehman Brothers and Proskauer. During this meeting:

  •
  Mr. Moore and Mr. Hsu presented their views on the competitive environment and the Company's prospects as a stand-alone public company;

  •
  a representative of Proskauer outlined the legal duties and responsibilities of the Company Board under Delaware law;

  •
  representatives of Proskauer outlined the principal terms of the proposed definitive Merger Agreement;

  •
  the Company Board reviewed the payments that would be received by members of the Company Board and management with respect to Shares and options held by them if the acquisition were completed;

  •
  the Company Board reviewed the change-in-control, retention and other compensation to be received by members of Company management if the acquisition were completed; and

  •
  Lehman Brothers reviewed its analysis of the financial terms of the Offer and the Merger and delivered to the Company Board its oral opinion to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $11.75 per share in cash to be offered to holders of Shares pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than WPP and its affiliates.

        After extensive discussion and deliberation, the Company Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of Shares, (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the

Offer and the Merger, and (iii) recommended that holders of Shares tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

        On May 16, 2007, the Compensation Committee of the Company Board met and unanimously determined that the existing employment, change-in-control, option and severance arrangements with officers, employees and directors of the Company, and the proposed employment agreements between the Company and various officers and employees of the Company, constitute employment compensation, severance or other employee benefit arrangements within the meaning of Rule 14d-10(d) promulgated pursuant to the Exchange Act.

        On May 17, 2007, Lehman confirmed its oral fairness opinion in writing to the Company Board. The Company and WPP then executed the Merger Agreement during the morning of May 17, 2007 and made a public announcement later that day.

  Reasons for the Board's Recommendation

        Prior to approving the Merger Agreement and recommending that the stockholders tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

  •
  The Company's business, prospects, financial condition, results of operations and strategy.

  •
  Current market conditions and the Company's historical trading prices.

  •
  The Offer represented a premium of approximately 30% to the average closing price for the 60 trading days prior to the announcement of the Merger Agreement on May 17, 2007.

  •
  The Offer represented a premium of approximately 41% to the average closing price for the last trading day prior to WPP's submission of its bid letter on April 23, 2007.

  •
  The lengthy negotiations with WPP and others, which led the Company Board to believe that WPP's offer represented the highest price WPP was willing to pay and the highest price reasonably attainable for the Company's stockholders.

  •
  The Company Board's determination that it was unlikely that a third party would offer a more compelling alternative than WPP.

  •
  The resulting competitive challenges and pressures that could arise if the Company elected to remain independent and its competitors combined with each other or a third party, including WPP.

  •
  The uncertainty relating to other stock-based proposals the Company received or could receive, including the risks relating to the stock performance of a combined entity along with the significant uncertainty relating to the realization of potential synergies.

  •
  The limited number of potential acquirers in the industry with the financial resources required to consummate an acquisition of the Company.

  •
  The results of the solicitations by the Company and Lehman Brothers of the other parties most likely to be interested in an acquisition of the Company, which solicitations did not result in any higher acquisition proposals.

  •
  The Offer and the Merger provide for a prompt cash tender offer to be followed as soon as practicable by a merger for the same per-share cash payment, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time.

  •
  The lack of any required approval by WPP's stockholders to complete the Offer and Merger, and the representation that WPP has the available resources, ability and desire to complete the Offer and Merger in a timely manner.

  •
  The financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (1) do not act to preclude other third parties from making proposals after execution of the Merger Agreement, (2) will not prevent the Company Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties, and (3) will permit the Company, subject to payment of a customary termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be a superior proposal to the Company's stockholders.

  •
  The Company Board's assessment of the closing conditions and the risks of not closing.

  •
  The oral fairness opinion of Lehman Brothers.

        In view of the wide variety of factors considered in connection with its evaluation of the transactions contemplated by the Merger Agreement, the Company Board did not find it practicable to, and did not quantify or assign any relative or specific weights to, the items listed above. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Company Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the various factors, individual members of the Company Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with WPP and Purchaser, and the transactions contemplated by the Merger Agreement, including the Offer and the Merger. However, after taking into account all of the factors described above, the Company Board unanimously approved the Merger Agreement and the transactions contemplated thereby, as more fully described above.

  Financial Projections

        Upon request, the Company made available to potential acquirers who signed confidentiality agreements, including WPP, certain non-public business and financial information about the Company, including financial projections through the fiscal year ending December 31, 2007. The Company made available to Lehman Brothers certain non-public business and financial information about the Company, including financial projections through the fiscal year ending December 31, 2011.

        The projections provided to potential acquirers included the following estimates of the Company's future financial performance through the fiscal year ending December 31, 2007:

Fiscal Year Ending December 31, 2007
(in millions)

Total Revenues	$290
Gross Profit	$93
EBITDA	$32
Net Income	$4

  Principal assumptions:

        The Company's non-public business and financial information and projections that the Company provided to WPP during the course of WPP's due diligence investigation of the Company was provided solely in connection with such due diligence investigation and not expressly for inclusion or incorporation by reference in any Offer documents. The Company provided the fiscal projections to Lehman Brothers solely for its use in the discounted cash flow analysis undertaken as part of the financial analyses conducted by Lehman Brothers. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

        The Company does not as a matter of course make public any projections as to future performance or earnings beyond limited guidance for periods no longer than one year, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to WPP, its advisors and Lehman Brothers. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles, and the Company's independent auditors have not examined, compiled or otherwise applied procedures to the projections and accordingly assume no responsibility for them. The Company's internal financial forecasts (upon which the projections were based in part) are, in general, prepared solely for internal use such as budgeting, and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company, including those listed above, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

        The Company expects that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections due to numerous risks and uncertainties, including but not limited to the risk that the Company will face increased competition from larger companies with greater resources; the risk that the Company will not be able to successfully execute its long-term strategy of focusing on target vertical markets; the risk that any economic instability in any of the Company's target vertical markets will adversely impact the Company's business; and the other risks and uncertainties described in reports filed by the Company with the SEC under the Exchange Act, including without limitation under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and subsequent periodic reports filed with the SEC. All projections are forward-looking statements; these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in the Company's Form 10-K and subsequent periodic reports filed with the SEC.

        The inclusion of the projections herein should not be regarded as an indication that any of the Company, Lehman Brothers, WPP, Purchaser or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. Except as required by law, none of the Company, Lehman Brothers, WPP, Purchaser or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error.

        The Company's stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

  Opinion of Lehman Brothers

        Overview.    The Company Board engaged Lehman Brothers to act as its financial advisor with respect to the Offer and the Merger. On May 14, 2007, Lehman Brothers presented the Company Board with its oral opinion (subsequently confirmed in writing on May 17, 2007) to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $11.75 per share in cash to be offered to holders of Shares pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than WPP and its affiliates.

        Opinion.    On May 17, 2007, Lehman Brothers presented the Company Board with its written opinion that, as of that date and based upon and subject to the various considerations and assumptions set forth in its opinion, the consideration of $11.75 per share in cash to be offered to holders of Shares pursuant to the Offer and the Merger, taken together, was fair, from a financial point of view, to those holders, other than WPP and its affiliates.

        The full text of Lehman Brothers' written opinion, dated May 17, 2007, is attached hereto as Annex B. The Company's stockholders are encouraged to read the opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations placed upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of the Lehman Brothers opinion and the methodology that Lehman Brothers used to render its fairness opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Lehman Brothers' advisory services and opinion were provided for the information and assistance of the Company Board in connection with its consideration of the Offer and the Merger. Lehman Brothers' opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should accept the proposed Offer. Lehman Brothers was not requested to opine as to, and Lehman Brothers does not address, the Company Board's underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement. This summary should be read in conjunction with the full text of the opinion.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed:

  •
  the Merger Agreement and the specific terms of the Offer and Merger;

  •
  publicly available information concerning the Company that Lehman Brothers believed to be relevant to its analysis, including the Company's Annual Reports on Form 10-K for the fiscal years ended 2005 and 2006, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 and the Company's earnings release summarized on Form 8-K for the quarter ended March 31, 2007;

  •
  financial and operating information with respect to the business, operations and prospects of the Company furnished to Lehman Brothers by the Company, including the current financial projections of the Company prepared by the management of the Company;

  •
  trading history of the Shares from May 11, 2005 to May 11, 2007 and a comparison of the Shares' trading history with those of other companies that Lehman Brothers deemed relevant;

  •
  comparison of the historical financial results and present financial condition of the Company with those of other companies that Lehman Brothers deemed relevant;

  •
  publicly available research estimates with respect to the Company; and

  •
  comparison of the financial terms of the Offer and Merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant.

        In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information. Lehman Brothers further relied upon the assurances of the management of the Company that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company, Lehman Brothers assumed that such projections had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company management as to the future financial performance of the Company and that the Company would perform in accordance with such projections. In arriving at its opinion, Lehman Brothers did not conduct or obtain any evaluations or appraisals of the assets or liabilities of the Company, nor did it conduct a physical inspection of the properties and facilities of the Company. Lehman Brothers' opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its letter.

        The following is a summary of the material financial analyses used by Lehman Brothers in connection with providing its opinion to the Company Board. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be taken together with the text of each summary. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

Historical Share Price Analysis

        Lehman Brothers considered historical data with regard to the trading price of the Shares, other comparable companies and the Nasdaq index from May 11, 2005 to May 11, 2007. During this period, the Shares reached a high price of $12.37 on May 3, 2007, versus a low of $3.03 on May 17, 2005. Based on WPP's offer of $11.75, Lehman Brothers noted that this represents a 41% premium to the Company's reported closing price of $8.35 on April 20, 2007, which was the last trading day prior to WPP's submission of its bid letter. The foregoing historical share price analysis was presented to the Company Board to provide it with background information and perspective with respect to the relative historical share prices of the Shares.

Comparable Company Analysis

        In order to assess how the public market values shares of similar publicly traded companies, Lehman Brothers, based on its experience with companies in the online advertising industry, reviewed and compared specific financial and operating data relating to the Company with selected companies that Lehman Brothers deemed comparable to the Company, including aQuantive, Inc and ValueClick, Inc. As part of its comparable company analysis, Lehman Brothers compared certain financial information of the Company with publicly available Reuters consensus estimates for companies that shared similar business characteristics and/or sell products and services directly competitive with the products and services sold by the Company.

        As part of its comparable company analysis, Lehman Brothers analyzed the ratios of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents, to estimated earnings before interest, tax, depreciation and amortization ("EBITDA") pre-stock based compensation for calendar year 2007 (based on publicly available Reuters consensus estimates).

        Based on the analysis of the relevant metrics for the Company and each of the comparable companies, Lehman Brothers selected representative ranges of financial multiples of the comparable companies and applied these ranges of multiples to the relevant Company financial statistic. For purposes of estimated aggregate value, Lehman Brothers utilized management estimates available as of April 30, 2007. Based on the Company's outstanding stock, options and restricted stock awards as of March 31, 2007, Lehman Brothers calculated the estimated implied value per share of the Shares as of May 11, 2007 as follows:

Calendar Year End Financial Statistic	Comparable Company Representative Multiple Range	Implied Value Per Share of the Company
Aggregate Value to Estimated 2007 EBITDA	14.0x—18.7x	$8.76—$11.23

        Lehman Brothers selected the comparable companies above because their businesses and operating profiles are reasonably similar to that of the Company. However, because of the inherent differences between the business, operations and prospects of the Company and the businesses, operations and prospects of the selected comparable companies, no comparable company is exactly the same as the

Company. Therefore, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis. Accordingly, Lehman Brothers also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of the Company and the companies included in the comparable company analysis that would affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between the Company and the companies included in the comparable company analysis.

Discounted Cash Flow Analysis

        As part of its analysis, and in order to estimate the present value of the Shares, Lehman Brothers prepared a five-year discounted cash flow analysis for the Company of after-tax unlevered free cash flows for fiscal years 2007 through 2011.

        A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Lehman Brothers performed a discounted cash flow analysis for the Company by adding (1) the present value of the Company's projected after-tax unlevered free cash flows for fiscal years 2007 through 2011 to (2) the present value of the "terminal value" of the Company as of 2011. "Terminal value" refers to the value of all future cash flows from an asset at a particular point in time.

        Lehman Brothers estimated, after taking into account selected comparable online advertising enterprise values to last twelve months EBITDA multiples, a range of terminal values in 2011 calculated based on selected last twelve months EBITDA multiples of 10x to 14x. Lehman Brothers discounted the unlevered free cash flow streams and the estimated terminal value to a present value at a range of discount rates from 14% to 16%. The discount rates utilized in this analysis were chosen by Lehman Brothers based on its expertise and experience with the online advertising industry and also on an analysis of the weighted average cost of capital of the Company and other comparable companies. Lehman Brothers calculated per share equity values by first determining a range of enterprise values of the Company by adding the present values of the after-tax unlevered free cash flows and terminal values for each EBITDA terminal multiple and discount rate scenario, and then subtracting from the enterprise values the net debt (which is total debt minus cash) of the Company, and dividing those amounts by the number of fully diluted shares of the Company.

        Based on the projections and assumptions set forth above (including the midpoint of the terminal value range), the discounted cash flow analysis of the Company yielded an implied valuation range of the Shares of $10.13 to $13.97 per Share. Lehman Brothers noted that the price of the Shares as of April 20, 2007 was $8.35 per Share, which was below the per share equity valuation range implied by the foregoing analysis.

        The following table summarizes Lehman Brothers' analysis:

5-Year DCF Assumptions	Discounted Cash Flow Representative Multiple Range	Implied Value Per Share of the Company
10x-14x Exit Multiple/14%-16% Discount Rate	16.6x—23.8x	$10.13—$13.97

Equity Research Analysts' Price Targets

        Lehman Brothers reviewed and analyzed future public market trading price targets for the Shares prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of the Shares and are not discounted to reflect present values. The range of undiscounted analyst price targets for the Company was $8.00 to $13.00 and Lehman Brothers noted that the median undiscounted analyst price target was $11.00.

        The public market trading price targets published by the equity research analysts do not necessarily reflect current market trading prices for the Shares and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Comparable Transaction Analysis

        Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and financial multiples paid in 25 acquisitions of companies that Lehman Brothers, based on its experience with merger and acquisition transactions, deemed relevant to arrive at its opinion. Lehman Brothers chose the transactions used in the comparable transaction analysis based on the similarity of the target companies in the transactions to the Company in the size, mix, margins and other characteristics of their businesses. Lehman Brothers reviewed the following transactions occurring between January 1, 2004 and May 1, 2007:

Selected Precedent Transactions (Target/Acquiror)

Date Announced	Acquiror/Target
04/30/07	Yahoo!/RightMedia
04/19/07	Experian/Hitwise
04/19/07	Lagardère/Jumpstart
04/13/07	Google/DoubleClick
12/20/06	Publicis Group/Digitas
12/04/06	ValueClick/Shopping.net
05/17/06	eQuantive/Franchise Gator
03/16/06	Scripps/uSwitch
02/01/06	Websidestory/Visual Sciences
12/14/05	Experian / PriceGrabber.com
09/06/05	Rakuten/Linkshare
08/11/05	ValueClick/Fastclick
06/13/05	ValueClick/Web Clients
06/10/05	Gannett/PointRoll Inc.
06/06/05	Scripps/Shopzilla
06/01/05	eBay/Shopping.com
05/04/05	Experian/Lowermybills.com
04/26/05	Hellman & Friedman/Doubleclick
04/07/05	Greenfield Online/Ciao AG
03/21/05	IAC/InterActiveCorp/AskJeeves
06/29/04	aQuantive/SBI Razorfish
06/24/04	America Online/Advertising.com
05/17/04	DoubleClick/Performics
03/26/04	InfoSpace/Switchboard
03/04/04	Ask Jeeves/Interactive Search Holdings
Precedent Transactions Analysis Financial Statistic	Representative Range	Implied Value Per Share
Aggregate Value to Expected Next Twelve Months EBITDA	11.2x—17.7x	$7.23—$10.73

Transaction Premium Analysis

        Lehman Brothers reviewed the premium paid in transactions between $500 million to $700 million from January 1, 2005 to January 1, 2007 in which the target company was publicly traded and the consideration was all cash. Lehman Brothers calculated the premium per share paid by the acquirer compared to the share price of the target company prevailing (i) one day, (ii) one week and (iii) four weeks prior to the announcement of the transaction.

        Based on the analysis of the relevant metrics for each transaction, Lehman Brothers selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant Company financial statistic. The following table summarizes Lehman Brothers' analysis:

Transactions Premium Analysis Financial Statistic	Representative Range	Implied Value Per Share
Premium to 1-Day and 4-Weeks Prior Closing Share Prices, respectively	22%, 28%	$10.15—$10.69

Leveraged Acquisition Analysis

        Additionally, Lehman Brothers performed a leveraged acquisition analysis in order to ascertain the price which would be attractive to a potential financial buyer based upon current market conditions. Lehman Brothers assumed the following in its analysis: (i) a capital structure comprised of $113 million in senior debt and $49 million in subordinated debt, (ii) an equity investment that would achieve a rate of return of approximately 20% to 25%, and (iii) a 10x—14x 2011 projected EBITDA exit multiple. Based on these assumptions, the range of implied leveraged acquisition prices per share of the Shares was $8.35 to $10.02.

        The table below summarizes the results of the leveraged buy out ("LBO") analysis performed by Lehman Brothers:

LBO Analysis targeting IRRs of 20%—25%	Representative Range	Implied Value Per Share
Premium to Current Share Price	0%—20%	$8.35—$10.02

General

        In connection with the review of the Merger by the Company Board, Lehman Brothers performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Lehman Brothers considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Lehman Brothers believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all of them, would create an incomplete view of the process underlying its analyses and opinion. In addition, Lehman Brothers may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Lehman Brothers' view of the actual value of the Company.

        In performing its analyses, Lehman Brothers made numerous assumptions with respect to industry risks associated with reserves, industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. Any estimates contained in Lehman Brothers' analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. Lehman Brothers conducted the analyses described above solely as part of its analysis of the fairness of the consideration pursuant to the Merger Agreement from a financial point of view to holders of Shares and in connection with the delivery of its opinion dated May 17, 2007 to the Company Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

        The terms of the Merger were determined through arm's length negotiations between the Company and WPP and were unanimously approved by the Company Board and WPP's Board of Directors. Lehman Brothers did not recommend any specific form of consideration to the Company or that any specific form of consideration constituted the only appropriate consideration for the Merger. Lehman Brothers' opinion was provided to the Company Board to assist it in its consideration of the Offer. Lehman Brothers' opinion does not address any other aspect of the proposed Merger and does not constitute a recommendation to any stockholder as to how to vote or to take any other action with respect to the Merger. Lehman Brothers' opinion was one of the many factors taken into consideration by the Company Board in making its unanimous determination to approve the Merger Agreement. Lehman Brothers' analyses summarized above should not be viewed as determinative of the opinion of the Company Board with respect to the value of the Company or of whether the Company Board would have been willing to agree to a different offer or form of consideration.

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company Board selected Lehman Brothers because of its expertise, reputation and familiarity with the Company and the online advertising industry generally and because its investment banking professionals have substantial experience in transactions comparable to the Merger.

        As compensation for its services in connection with the Merger, the Company has agreed to pay Lehman Brothers a fee for its financial advisory services. In addition, the Company has agreed to reimburse Lehman Brothers for reasonable documented expenses incurred in connection with the Merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of the Lehman Brothers' opinion.

        In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        On March 29, 2007, the Company retained Lehman Brothers to provide financial advisory services in connection with a possible sale or other transactions involving the Company. Such services include the rendering of an opinion as to the fairness from a financial point of view to the stockholders of the Company of the consideration to be received in the Offer and the Merger. Pursuant to the terms of Lehman Brothers' engagement, the Company agreed to pay Lehman Brothers for its financial advisory services (i) an opinion fee, and (ii) upon the closing of its sale, an advisory fee. The Company also agreed to reimburse Lehman Brothers for reasonable documented expenses incurred in connection with the Merger and to indemnify Lehman Brothers for certain liabilities that may arise out of its engagement by the Company and the rendering of the Lehman Brothers' opinion.

        Lehman Brothers, as part of its investment banking business, is continually engaged in financial advisory roles, which may include, but are not limited to, equity and fixed income sales, trading and research, investment banking, private equity, general corporate and other services. In the ordinary course of its business, Lehman Brothers may actively trade in the debt or equity securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Except as set forth in Schedule I and in the ordinary course of business in connection with the Company's employee benefit plans, during the past 60 days no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any director, executive officer, affiliate or subsidiary of the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

  Subject Company Negotiations

        Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiation in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company, or any other person or (4) a material change in the present dividend rate or policy, indebtedness or capitalization of the Company. As described in the summary of the Merger Agreement contained in the Schedule TO, the Company Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited takeover proposal.

  Transactions and Other Matters

        Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Company Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.    ADDITIONAL INFORMATION

  Section 14(f) Information Statement

        The Information Statement attached as Annex A hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by WPP pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of stockholders, as described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

  Delaware General Corporation Law

        General.    Under Delaware law, if Purchaser becomes the owner of at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger without the approval of the Company's stockholders. However, if Purchaser does not become the owner of at least 90% of the outstanding Shares, a vote of the Company's stockholders will be required to adopt the Merger Agreement. As a result, the Company will also have to comply with the federal securities laws and regulations governing stockholder votes and the solicitation of proxies. Among other things, the Company will, if required by applicable law, prepare and distribute a proxy or information statement and as a consequence a longer period of time will be required to effect the Merger.

        Appraisal Rights.    The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger will have the right pursuant to the provisions of Section 262 of the DGCL (the "Appraisal Provisions") to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the Surviving Company do not agree on the fair value, the stockholder will have the right to a judicial determination of fair value of the stockholder's Shares and to receive payment of this fair value in cash, together with any interest as determined by the court. Fair value is determined exclusive of any element of value arising from the accomplishment or expectation of the Merger. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the Merger Consideration. Expenses of any appraisal proceeding may be imposed on the Company or the stockholder bringing the approval proceeding as determined by the court.

        This summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the full text of Appraisal Provisions. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of appraisal rights.

        State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to the acquisition of securities of corporations which are incorporated, or which have substantial assets, stockholders, principal executive offices or principal places of business, in these states.

        Section 203 of the DGCL (the "Takeover Statute") prevents certain "business combinations" with an "interested stockholder" (generally, any person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. In accordance with the Takeover Statute, the Company Board has approved the Merger Agreement and the transactions contemplated under the Merger Agreement.

  Antitrust Compliance

        United States.    The acquisition of Shares pursuant to the Merger Agreement is subject to the pre-merger notification and reporting obligations under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). Based upon information available from the Company, we do not believe the Offer or the Merger would be anti-competitive or otherwise contrary to substantive antitrust laws.

        Under the HSR Act, both parties to the transaction are required to submit a Notification and Report Form (the "HSR Application") and observe a 15-day waiting period following Purchaser's filing prior to Purchaser's acquisition of the Shares. During the 15-day HSR waiting period, the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"), will examine the legality under the antitrust laws of Purchaser's acquisition of the Shares. At any time prior to the expiration of the 15-day HSR waiting period, the Antitrust Division or the FTC has the authority to open an investigation of the transaction and suspend the running of the waiting period by issuance of a Request for Additional Information and Documentary Material, sometimes referred to as a Second Request. The Antitrust Division and the FTC also have the statutory authority after Purchaser's acquisition of Shares pursuant to the Offer to take any action under the antitrust laws it deems necessary or desirable in the public interest, including (i) seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or (ii) seeking the divestiture of Shares or substantial assets of the Company or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if a challenge is made, the ultimate result. WPP and the Company each submitted its HSR Application on May 29, 2007.

        Germany.    Under the German Act against Restraints on Competition, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the German Federal Cartel Office ("FCO"), either by written approval or by expiration of a one month waiting period that is commenced by the filing by WPP of a complete notification (the "German Notification") with respect to the Offer, unless the FCO notifies WPP within the one month waiting period of the initiation of an in-depth investigation. WPP filed the German Notification on May 25, 2007. If the FCO initiates an in-depth investigation, the purchase of Shares pursuant to the Offer may be consummated if the acquisition is approved by the FCO, either by written approval or by expiration of a four month waiting period commenced by the filing of the German Notification, unless the FCO notifies WPP within the four month waiting period that the acquisition satisfies the conditions for a prohibition and may not be consummated. The approval can be granted subject to conditions and obligations; in which event the purchase of Shares pursuant to the Offer may only be consummated after the conditions and obligations are met.

        Other Foreign Jurisdictions.    It may be necessary to make filings in addition to those enumerated above with governmental entities in foreign jurisdictions relating to the acquisition of the Shares pursuant to the Offer or the Merger. There can be no assurance that any of the governmental entities will not challenge the acquisition of the Shares on competition or other grounds and, if a challenge is made, the results cannot be predicted.

  Certain Litigation

        Subsequent to the announcement of the Merger Agreement, on May 29, 2007, John Maybin filed a complaint (the "Maybin Complaint") captioned John Maybin v. David J. Moore et. al., Index No. 07601785, in the Supreme Court of New York County, New York. The Maybin Complaint alleges that the plaintiff has brought the action on his own behalf and as a class action on behalf of all owners of Shares, except defendants and their affiliates, and names as defendants the Company and its directors. The Maybin Complaint alleges that the director defendants breached their fiduciary duties in connection with the Company's entry into the Merger Agreement, and seeks relief including, among other things, (i) preliminary and permanent injunctions prohibiting consummation of the Merger, (ii) rescinding, to the extent already consummated, the Merger and (iii) awarding plaintiff the costs and disbursements of the action, including attorneys' and experts' fees. The foregoing description does not purport to be complete and is qualified in its entirety by reference to Exhibit (a)(8), which is incorporated herein by reference. The Company believes the claims asserted by plaintiff are without merit and intends to defend this action vigorously.

WHERE YOU CAN FIND MORE INFORMATION

        The Company and WPP are subject to the informational requirements of the Exchange Act and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their respective business, financial condition and other matters. The Company and WPP are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with the Company or WPP, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

ITEM 9.    EXHIBITS

(a)(1)	Offer to Purchase, dated May 31, 2007 (incorporated by reference to Exhibit(a)(1) to the Schedule TO filed by WPP and the Purchaser on May 31, 2007)
(a)(2)	Form of Letter of Transmittal (incorporated by reference to Exhibit(a)(2) to the Schedule TO filed by WPP and the Purchaser on May 31, 2007)
(a)(3)	Letter to Stockholders of the Company, dated May 31, 2007 (filed herewith)*
(a)(4)	Slides from Joint Teleconference held on May 17, 2007 (incorporated by reference to Exhibit 99.2 to the Schedule TO filed by the Purchaser on May 17, 2007)
(a)(5)	Fairness Opinion of Lehman Brothers to the Board of Directors of the Company, dated May 17, 2007 (incorporated by reference to Annex B to this Schedule 14D-9)*
(a)(6)	Press Release of the Company, dated May 17, 2007 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by the Company on May 17, 2007)
(a)(7)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (filed herewith)*
(a)(8)	Complaint filed by John Maybin in the Supreme Court of New York County, New York on May 29, 2007 (filed herewith)
(e)(1)	Agreement and Plan of Merger, dated as of May 17, 2007, by and among the Company, WPP and the Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company on May 17, 2007)
(e)(2)	Confidentiality Agreement, dated as of April 17, 2007, by and between the Company and WPP (filed herewith)
(e)(3)	Employment Agreement, dated as of May 17, 2007, by and between the Company and David J. Moore (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on May 25, 2007)
(e)(4)	Employment Agreement, dated as of May 17, 2007, by and between the Company and Jonathan K. Hsu (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on May 25, 2007)

*
Included in copies mailed to stockholders of the Company.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

24/7 REAL MEDIA, INC.
By	/s/ DAVID J. MOORE David J. Moore Chairman and Chief Executive Officer

        Dated: May 31, 2007

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